Exhibit 99.1

International Royalty Corporation

Consolidated Financial Statements
December 31, 2008 and 2007
(expressed in thousands of U.S. dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING – CANADA

Management is responsible for the preparation and fair presentation of the consolidated financial statements and other financial information relating to International Royalty Corporation (the “Company” or “IRC”) included in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgments of management. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.

PricewaterhouseCoopers LLP, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements. Their examination is conducted in accordance with generally accepted Canadian auditing standards and includes tests and other procedures which allow the auditors to report whether the consolidated financial statements prepared by management are presented fairly, in all material respects, in accordance with generally accepted Canadian accounting principles.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and for reviewing and approving the consolidated financial statements. In furtherance of the foregoing, the Board has appointed an Audit Committee composed of three directors not involved in the daily operations of the Company.

The Audit Committee meets with the independent auditors to discuss the results of their audit and their audit report prior to submitting the consolidated financial statements and annual report to the Board of Directors for its consideration and approval for issuance to shareholders. On the recommendation of the Audit Committee, the Board of Directors has approved the Company's consolidated financial statements.

(signed) Douglas B. Silver
Chairman and Chief Executive Officer

(signed) Ray Jenner
Chief Financial Officer and Secretary

February 25, 2009

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of International Royalty Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

(signed) Douglas B. Silver
Chairman and Chief Executive Officer

(signed) Ray Jenner
Chief Financial Officer and Secretary
February 25, 2009

Independent Auditors’ Report

To the Shareholders of International Royalty Corporation

We have completed integrated audits of International Royalty Corporation’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of International Royalty Corporation as at December 31, 2008 and December 31, 2007, and the related consolidated statements of operations and comprehensive income, shareholder’s equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our 2008 and 2007 audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our 2006 audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited International Royalty Corporation’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
February 25, 2009

International Royalty Corporation
Consolidated Balance Sheets
As at December 31, 2008 and 2007

(expressed in thousands of U.S. dollars)

	2008	2007
	$	$
Assets
Current assets
Cash and cash equivalents	3,444	12,742
Restricted cash (note 3)	371	969
Royalties receivable, net of allowance of $45 (2008)	7,476	10,309
Prepaid expenses and other current assets	195	173
	11,486	24,193
Royalty interests in mineral properties, net (note 3)	355,093	333,739
Investments (note 4)	6,207	7,244
Furniture and equipment, net	145	119
Other long-term assets (notes 5 and 10)	3,639	19,187
	376,570	384,482
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,693	1,852
Income taxes	7,753	9,854
Future income taxes	4,226	4,850
	13,672	16,556
Revolving credit facility (note 6)	3,000	-
Senior secured debentures (note 7)	21,662	26,595
Foreign currency contract (note 7)	493	-
Future income taxes (note 8)	40,463	45,652
	79,290	88,803
Shareholders’ Equity (note 9)
Common shares
Authorized - unlimited common shares without par value
Issued - 78,480,356 (2007 - 78,476,856) common shares	275,464	275,450
Contributed Surplus	9,896	8,525
Retained earnings	11,920	11,531
Accumulated other comprehensive income	-	173
	297,280	295,679
	376,570	384,482

Nature of operations (note 1)
Commitments and contingencies (note 3)
Approved by the Board of Directors

(signed) Douglas B. Silver	Director	(signed) Christopher Daly	Director

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Consolidated Statements of Operations and Comprehensive Income

(expressed in thousands of U.S. dollars)

		Year ended December 31,

	2008	2007	2006
	$	$	$
Revenues
Royalty revenues	41,719	49,857	20,346
Other (note 4)	-	849	-

	41,719	50,706	20,346

Expenses
Amortization	14,676	10,996	6,005
Business development	1,739	2,585	534
General and administrative (note 9)	6,700	6,325	5,360
Impairment of royalty interests in mineral properties (note 3)	6,909	2,142	358
Impairment of investments (note 4)	833	-	-
Impairment of long-term assets (notes 5 and 10)	839	-	-
Royalty taxes	7,661	9,532	3,812

	39,357	31,580	16,069

Earnings from operations	2,362	19,126	4,277

Other income (expense)
Interest expense (note 11)	(3,155)	(3,750)	(2,338)
Interest income	399	494	332
Foreign currency gain (loss) (note 2)	5,053	(6,206)	351
Unrealized loss on fair market value of foreign currency contract (note 7)	(493)	-	-

	1,804	(9,462)	(1,655)

Earnings before income taxes	4,166	9,664	2,622

Income taxes (note 8)
Current income tax expense	(8,647)	(8,812)	-
Recovery of future income tax	7,617	10,381	9,056
	(1,030)	1,569	9,056

Net earnings	3,136	11,233	11,678

Other comprehensive income (loss)
Change in the value on available-for-sale
investments, net of tax benefit of $30 (2008) and tax expense of $30 (2007)	(173)	173	-

Total earnings and comprehensive income	2,963	11,406	11,678

Basic and diluted earnings per share	0.04	0.16	0.20

Basic weighted average shares outstanding	78,479,954	68,249,204	57,307,592

Diluted weighted average shares outstanding	78,590,395	70,056,532	58,086,569

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Consolidated Statements of Shareholders’ Equity

(expressed in thousands of U.S. dollars, except number of shares amounts)

					Accumulated
				(Deficit)	other	Total
			Contributed	retained	comprehensive	shareholders’
	Common shares		surplus	earnings	income	equity
	Number	Amount
		$	$	$	$	$
Balance at December 31, 2005	57,027,568	164,176	5,071	(9,353)	-	159,894
Stock options	-	-	960	-	-	960
Warrants exercised	980,880	1,997	(46)	-	-	1,951
Net earnings	-	-	-	11,678	-	11,678

Balance at December 31, 2006	58,008,448	166,173	5,985	2,325	-	174,483
Warrants exercised	1,694,408	6,973	(315)	-	-	6,658
Unit offering, net of expenses and tax impact	8,334,000	34,831	1,565	-	-	36,396
Exercise of stock options	40,000	227	(65)	-	-	162
Offering, net of expenses and tax impact	10,400,000	67,246	-	-	-	67,246
Stock options	-	-	1,355	-	-	1,355
Dividends	-	-	-	(2,027)	-	(2,027)
Earnings	-	-	-	11,233	-	11,233
Other Comprehensive Income	-	-	-	-	173	173

Balance at December 31, 2007	78,476,856	275,450	8,525	11,531	173	295,679
Exercise of stock options	3,500	14	-	-	-	14
Stock options	-	-	1,371	-	-	1,371
Dividends	-	-	-	(2,747)	-	(2,747)
Earnings	-	-	-	3,136	-	3,136
Other Comprehensive Loss	-	-	-	-	(173)	(173)

Balance at December 31, 2008	78,480,356	275,464	9,896	11,920	-	297,280

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Consolidated Statements of Cash Flows

(expressed in thousands of U.S. dollars)

		Year ended December 31,
	2008	2007	2006
	$	$	$
Cash flows provided by operating activities
Net earnings for the year	3,136	11,233	11,678
Items not affecting cash
Depreciation and amortization	14,716	11,037	6,041
Impairment of royalty interests in mineral properties	6,909	2,142	358
Impairment of long-term assets	839	-	-
Impairment of investments	833	-	-
Amortization of deferred debenture costs	278	249	222
Accretion of debenture discount	822	736	657
Future income tax	(7,617)	(10,381)	(9,056)
Non-cash foreign currency contract	493	-	-
Stock-based compensation	1,371	1,355	960
Interest income	(9)	-	-
Other	-	(849)	-
Changes in non-cash working capital
Decrease (increase) in royalties receivable	2,734	(2,496)	(7,627)
Decrease (increase) in prepaid expenses and other assets	37	122	(32)
Increase (decrease) in accounts payable and accrued liabilities	(103)	23	739
Increase (decrease) in income taxes	(2,101)	9,854	-
	22,338	23,025	3,940
Cash flows used in investing activities
Acquisition of royalty interests in mineral properties	(25,304)	(119,191)	(10,026)
Proceeds from the sale of royalty interests in mineral properties	-	6,000	-
Purchases of furniture and equipment	(67)	(8)	(67)
Other long-term assets relating to royalty acquisition	-	(17,878)	-
Proceeds from (investment in) short-term investments	-	-	1,779
Acquisition of investments	-	(157)	-
Increase in other long-term assets	(2,240)	(55)	(211)
Restricted cash	-	(544)	1,493
	(27,611)	(131,833)	(7,032)
Cash flows provided by financing activities
Net proceeds from issuance of common shares	-	101,675	-
Net borrowings from the revolving credit facility	3,000	-	-
Proceeds from exercise of stock options	14	162	-
Proceeds from exercise of warrants	-	6,659	1,951
Payment of dividends	(2,747)	(2,027)	-
	267	106,469	1,951
Effect of currency translation on cash balances	(4,292)	3,506	(19)
Increase (decrease) in cash and cash equivalents	(9,298)	1,167	(1,160)
Cash and cash equivalents - beginning of year	12,742	11,575	12,735
Cash and cash equivalents - end of year	3,444	12,742	11,575
Supplemental cash flow information (note 14)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

1	Nature of operations

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

During 2008 and 2007, approximately 91 and 95 percent, respectively, of the Company’s revenues were generated from the Voisey’s Bay Royalty (note 3). The Company is economically dependent upon the operator of the Voisey’s Bay property and the expected revenues therefrom.

2	Summary of significant accounting policies

Basis of consolidation and presentation

The consolidated financial statements include the accounts of IRC and all of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc., Archean Resources Ltd. (“Archean”) and IRC Nevada Inc. All intercompany balances and transactions have been eliminated upon consolidation. The consolidated financial statements and notes thereto are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars, unless otherwise noted. As described in note 12, accounting principles generally accepted in Canada differ in certain respects from accounting principles in the United States.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimates include assessing the recoverability of the carrying value of royalty interests in mineral properties and investments, the calculation of the fair value of stock-based compensation and warrants and the calculation of future income taxes. Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to royalty properties and operators’ estimates of operating, capital and reclamation costs, upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect amortization of royalty interests in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

(1)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid money market securities and investment deposits, with maturity dates of less than three months at the time of acquisition and which are readily convertible into cash.

Cash and cash equivalents are designated as “held for trading” and are measured at carrying value which approximates fair value due to the short-term nature of these instruments.

Royalty interests

Royalty interests include acquired royalty interests in production stage, development stage, feasibility stage, and exploration stage properties. The royalty interests are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument.

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on development, feasibility and exploration stage mineral properties are not amortized. At such time as the associated mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves. Amortization rates are adjusted on a prospective basis for all changes to estimates of proven and probably reserves.

Furniture and equipment

The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

Investments

Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments in equities classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. Investments classified as held-to-maturity are measured at amortized cost using the effective interest method. If a decline in fair value is determined to be other than temporary, an impairment is recognized and the related loss is charged to operations.

Impairment of long-lived assets

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

(2)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The Company evaluates the recoverability of the carrying value of royalty interests in feasibility and exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest, such as updated drilling results, operator decisions to cease further expenditures or the expiration of claims, licenses or permits. The recoverability is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available public information on estimates of proven and probable reserves or other available information.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Financial Instruments

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation. Section 3862 requires an increased emphasis on disclosing the nature and the extent of risk arising from financial instruments and how the Company manages those risks (Note 16). Section 3863 established standards for presentation of financial instruments and non-financial derivatives. The adoption of these new standards has been incorporated into the Company’s financial presentation.

Effective January 1, 2007, the Company adopted CICA Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

The adoption of Section 3855 had an impact on the January 1, 2007 balance sheet of the Company. Financing charges related to the Senior Secured Debentures (the “Debentures”) of $1,257,000 (net of amortization) at December 31, 2006 previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective interest rate method. Upon adoption of Section 3855, the Company’s new policy regarding these finance charges is to record these charges as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method. The adjustment was reported as a reduction of the opening balances in other assets and Senior Secured Debentures as of January 1, 2007.

Financing charges

Financing charges related to the issuance of the Senior Secured Debentures have been recorded as a reduction of the carrying value of the Senior Secured Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures using the effective yield method (see below).

(3)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Senior Secured Debentures

Proceeds from the Unit Offering were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Senior Secured Debentures is being accreted to their maturity value through charges to interest expense over the expected life of the Debentures based on the effective yield method.

Derivative financial instruments

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges. No hedge accounting has been applied by the Company to date.

All derivative instruments are recorded on the balance sheet at fair value. Freestanding derivative instruments are classified as held-for-trading financial instruments. Gains and losses on these instruments are recorded in other expenses in the consolidated statements of earnings in the period they occur.

Fair value of the derivatives is based on quoted market prices where available. The fair values of forward contracts are based on forward market prices. If a forward price is not available for a forward contract, a forward price is estimated using an existing forward price adjusted for quality or location.

Stock options

The Company determines the fair value of awards to employees using the Black-Scholes valuation model. The fair value of the stock options is recognized as compensation expense over the vesting period of the related option.

Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable and when collection is reasonably assured pursuant to the terms of the royalty agreements.

Royalty taxes

Voisey’s Bay royalty revenues are subject to the Mining and Mineral Rights Tax Act of Newfoundland and Labrador of 20%, which is recognized at the time of revenue recognition. Since the Company is ultimately obligated to pay this tax, the revenues received are reported gross, before the Mineral Rights Tax.

(4)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Translation of foreign currencies

The United States dollar is the functional currency of IRC and its subsidiaries.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Comprehensive Income

The Company has adopted CICA Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments, which are not included in net earnings until realized. If an unrealized loss has been determined to be other than temporary, the amount is reversed out of other comprehensive income and is included in earnings.

Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common stock equivalents.

Changes in accounting pronouncements

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments – Disclosures, Section 3863, Financial Instruments – Presentation, and Section 1535, Capital Disclosures. Section 3862 requires an increased emphasis on disclosing the nature and the extent of risk arising from financial instruments and how the Company manages those risks (Note 16). Section 3863 established standards for presentation of financial instruments and non-financial derivatives. Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosures and Presentation. Section 1535 requires the Company to disclose information to enable users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital. The adoption of these new standards has been incorporated into the Company’s financial presentation.

(5)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Effective January 1, 2008, the Company adopted CICA Section 1400 – General Standards of Financial Statement Presentation – The revision to this section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern. This revision is effective as of January 1, 2008. The Company has completed an assessment and as a result has prepared its consolidated financial statements under the assumption that it will continue as a going concern.

Future changes in accounting pronouncements

The following new standards may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009, unless otherwise noted. The Company will adopt the requirements commencing in the interim period ended March 31, 2009:

Section 3064 – Goodwill and Intangible Assets – This section was issued in February 2008 and replaced CICA 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This section is effective as of January 1, 2009. The Company does not expect that the adoption of this standard will have any impact on its financial statements.

Section 1582 – Business Combinations, Section 1601 - Consolidations and Section 1602 – Non-controlling Interests – These sections were issued in January 2009 and are harmonized with International Financial Reporting Standards. Section 1582 specifies a number of changes, including: an expanded definition of a business combination, a requirement to measure all business acquisition at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. These new standards are effective for 2011. Early adoption is permitted. The Company does not expect that the adoption of this standard will have any impact on its financial statements.

International Financial Reporting Standards (“IFRS”) – On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011 with appropriate comparative data from the prior year. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that will need to be address by management. The Company is currently in the process of developing a conversion implementation plan and is assessing the impacts of the conversion on its consolidated financial statements.

(6)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

3	Royalty interests and measurement uncertainties

			December 31, 2008

			Accumulated
	Cost	Impairments	amortization	Net
	$	$	$	$

Production stage
Voisey’s Bay	225,726	-	(28,762)	196,964
Avebury	12,490	(6,096)	(394)	6,000
Gwalia	3,546	-	(36)	3,510
Southern Cross	2,544	-	(1,467)	1,077
Skyline	2,288	-	(250)	2,038
Williams Mine	2,168	-	(1,358)	810
Meekatharra – Yaloginda	697	-	(171)	526
Other	79	-	(21)	58

	249,538	(6,096)	(32,459)	210,983

Development stage
Pascua	56,513	-	-	56,513
Las Cruces	42,203	-	-	42,203
Wolverine	19,819	-	-	19,819
Belahouro	817	-	-	817
Belcourt	527	-	-	527

	119,879	-	-	119,879

Exploration / Feasibility stage
Pinson	6,977	-	-	6,977
Bell Creek	4,029	-	-	4,029
Aviat One	2,211	-	-	2,211
High Lake	2,007	-	-	2,007
Horizon	1,530	-	-	1,530
Tarmoola	1,486	-	-	1,486
South Laverton	912	-	-	912
Gold Hill	670	-	-	670
Merlin Orbit	504	-	-	504
Other	4,718	(813)	-	3,905

	25,044	(813)	-	24,231

	394,461	(6,909)	(32,459)	355,093

(7)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

			December 31, 2007

			Accumulated
	Cost	Impairments	amortization	Net
	$	$	$	$

Production stage
Voisey’s Bay	225,726	-	(15,314)	210,412
Southern Cross	2,544	-	(1,196)	1,348
Williams Mine	2,168	-	(1,240)	928
Meekatharra – Yaloginda	1,421	(724)	(26)	671
Other	79	-	(9)	70

	231,938	(724)	(17,785)	213,429

Development stage
Pascua	56,513	-	-	56,513
Las Cruces	42,144	-	-	42,144
Belahouro	817	-	-	817
Other	293	-	-	293

	103,313	-	-	103,313

Exploration / Feasibility stage
Pinson	4,086	-	-	4,086
Aviat One	2,211	-	-	2,211
High Lake	2,007	-	-	2,007
Horizon	1,530	-	-	1,530
Tarmoola	1,486	-	-	1,486
South Laverton	912	-	-	912
Gold Hill	660	-	-	660
Other	5,523	(1,418)	-	4,105

	18,415	(1,418)	-	16,997

	353,666	(2,142)	(17,785)	333,739

During the years ended December 31, 2008, 2007 and 2006, the Company recorded $14,676,000, $10,996,000 and $6,005,000, respectively, in amortization expense.

(8)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Royalty Acquisitions

Pinson Royalty Interests

On October 9, 2008, the Company acquired three additional royalties on the Pinson gold project in Nevada, United States. The Company paid $2.8 million in cash for a 16.842% share of the variable (0.5% to 5.0%) net smelter returns (“NSR”) Rayrock royalty and a 40% share of the Cordilleran 3.0% and 5.0% NSR royalties (“Cordex”). With this purchase, the Company owns 97.9% of the Rayrock royalty and 100% of the Cordex royalties.

Skyline Coal Royalty Interest

On September 11, 2008, the Company acquired an overriding royalty interest on the Skyline Coal Mine located in Utah, United States. The acquisition cost as of the June 1, 2008 effective date of the transaction was $2.6 million; royalty revenues received and receivable totaling $341,192 from June 1, 2008 through September 11, 2008 were treated as a reduction to the purchase price. The royalty acquired represents a 77.424% interest in the underlying 1.825% overriding royalty, providing an effective 1.413% royalty to the Company.

Atna Resources Royalty Interests

On September 4, 2008, the Company entered into a definitive purchase and sale agreement to acquire four mineral royalties from Atna Resources Ltd. (“Atna”) for $20.0 million in cash. The portfolio includes a NSR interest in all precious metals produced from the development-stage Wolverine massive sulphide project in the Yukon. The Wolverine royalty is a sliding-scale, NSR on all silver and gold production. The royalty rate is a step function based on the price of silver. At silver prices below $5.00 per ounce, there is no royalty payment; at silver prices between $5.00 and $7.50 per ounce, the rate is 3.778%; and at prices above $7.50 per ounce, the rate is 9.445% .

The portfolio also included 1) a 3.0% NSR royalty on the feasibility-stage McDonald-Keep Cool epithermal gold deposit in Montana, United States (the royalty applies to the exploration lands surrounding the current McDonald deposit as well as approximately two-thirds of the entire Keep Cool deposit); 2) a 0.4% NSR royalty on the exploration-stage Minera Hispaniola copper and gold project in the Dominican Republic; and 3) a 2.5% NSR royalty on the exploration-stage Mina Cancha precious metals project in Argentina.

This transaction closed in two parts. The acquisition of the Wolverine, McDonald and Minera Hispaniola royalties closed on September 4, 2008 and $19.9 million in cash was paid to Atna. The acquisition of the Mina Cancha royalty closed on October 9, 2008, upon resolution of an outstanding right of first refusal, and $100,000 in cash was paid to Atna.

Horizon and Belcourt Coal Royalty Interests

In April 2007, the Company agreed to acquire from private parties royalties on the Belcourt and Horizon metallurgical coal projects located in northeastern British Columbia. The Horizon interest was closed in April for cash of $1.5 million and represents a 0.5% gross royalty on coal sales revenue from the future Horizon Mine. The Belcourt piece of the acquisition closed in January 2008 for cash of $500,000. The Belcourt royalty is a 0.103% interest in the revenues from the Belcourt property, which is a pre-feasibility stage metallurgical coal project. In addition, the Company has agreed to make an additional $0.8 million payment within 10 days of the announcement of a construction decision on the Belcourt property.

(9)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Rio Tinto Australian Royalty Interests

On December 21, 2007, the Company entered into a definitive purchase and sale agreement to acquire 16 mineral royalties from Rio Tinto PLC (“Rio Tinto”), including interests on the Las Cruces copper mine and the Avebury nickel mines, for $61.5 million in cash, plus a potential contingency payment. In addition to the royalties on the Las Cruces and Avebury projects, the acquisition included three feasibility-stage and 11 exploration-stage royalties.

This transaction closed in two parts. The acquisition of the eleven non-Australian royalties of the agreement closed on December 21, 2007. The acquisition of the five Australian royalties (Avebury, Bell Creek, Melba Flats, Merlin and Westmoreland) (the “Australian Royalties”) closed on June 16, 2008, upon receiving approval from the Australian Foreign Investment Review Board and upon resolution of outstanding rights of first refusal.

The Company paid the full acquisition cost of $61.5 million to Rio Tinto on December 21, 2007. The total cost allocated to the Australian Royalties of $17.1 million (including acquisition costs) was included in other assets as of December 31, 2007 and was transferred to royalty interests in mineral properties on June 16, 2008.

Additionally, if the Las Cruces deposit is shown to contain a suspected deep primary sulphide resource, the Company will make a contingency payment to Rio Tinto of $0.005 for each pound of identified recoverable copper in the sulphide reserve at the commencement of production.

A summary of all of the royalties acquired and the original allocated acquisition costs of $61.835 million, including acquisition costs of $335,000, are listed in the table below:

				Cost Allocation
Project	Royalty	Status	Commodity	($ in thousands)

Las Cruces	1.5% NSR	Development	Copper	42,203
Avebury	2.0% NSR	Production	Nickel	12,490
Bell Creek	AU$1.00/$2.00/t	Feasibility	Nickel, Copper	4,029
High Lake	1.5% NSR	Feasibility	Copper, Zinc, Silver, Gold	2,007
Merlin Orbit	1.0% GOR	Exploration	Diamonds	504
All other		Various	Various	602

Total				61,835

(10)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Goldcorp Royalties

On December 13, 2007, the Company purchased four royalties from Goldcorp Inc. (“Goldcorp”) for US$4.0 million in cash. These four royalties include:

  An effective 0.28% to 2.79% NSR royalty on the Pinson gold project (“Pinson”) located in Nevada.
  A 0.63% NSR royalty that covers a portion of the Gold Hill Deposit located in Nevada.
  A 0.526% working interest in one well and a 2.612% working interest in two oil wells, located in Sheridan County, Montana.
  A 4.00% NSR royalty on Radius Gold’s Tambor gold property in Guatemala.

Pascua Royalty Interests

Over a series of transactions during 2007, IRC acquired a 32.1% interest in the Pascua royalty from a Chilean family. The Pascua royalty is a sliding-scale royalty on the Pascua-Lama gold project operated by Barrick Gold Corporation on the border of Chile and Argentina. The total cost of the acquisitions was $56.5 million in cash and transaction costs. In addition, IRC will make a one time payment of $4.0 million if gold prices exceed $550 per ounce for any six-month period within the first 36 months after commercial production and additional payments totalling $6.4 million if gold prices exceed $600 per ounce for any six-month period within the first 36 months after commercial production. The royalties are limited to the first 14 million ounces of gold produced from the Pascua project after which the royalties will revert to the sellers (except with respect to the royalty interest obtained in the first closing (a 7.65% interest, or 23.8% of the total royalty acquired) IRC will retain 50% of the royalty after the first 14 million ounces of gold are produced). IRC has an option, within 36 months of the commencement of commercial production, to acquire up to 50% of the interest obtained in the remaining closings that would otherwise revert to the original royalty sellers, for up to $6.4 million. IRC also retains a right of first refusal to acquire additional royalty interests in the event the owners decide to further reduce their ownership.

The Pascua royalties acquired apply to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. IRC’s share of the royalty is a linear sliding-scale NSR royalty ranging from 0.4725% at a gold price of $300 per ounce or below to 3.15% at a gold price of $800 per ounce. The royalty remains at 3.15% at gold prices above $800 per ounce.

Pending Royalty Acquisitions

Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”). The cash has been recorded as restricted cash as of December 31, 2008 and 2007, and will be transferred to royalty interests in mineral properties upon closing of the transaction. The value of the Common Shares has been included in other long-term assets at December 31, 2008 and 2007, and will be transferred to royalty interests in mineral properties upon closing of the transaction. Should the transaction not close, the cash will revert back to the Company and the shares will be retired.

(11)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western. On March 24, 2006, Western filed a notice to appeal the decision. On October 23, 2006, Western announced that it was unilaterally discontinuing the appeal but would be taking the position that based on the circumstances in which the 1.0% royalty was entered into, that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada. Accordingly, Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code. After several procedural efforts by Western to dismiss the action, an administrative hearing before the Supreme Court of British Columbia was conducted during September 2008. The parties are awaiting a decision by the Supreme Court Justice conducting the hearing.

Impairments and Measurement Uncertainty

During the year ended December 31, 2008, as a result of management’s assessment, the Company impaired royalties on five diamond exploration properties in Canada (Aviat Pipe Two, Dirty Shovel, Melville Regional, Quilliq and Fury Scarpa and Gem) totaling $813,000 due to the expiration of exploration permits at the end of statutory time limits.

The Company recorded a partial impairment of the Avebury nickel project in Western Australia of $6.1 million after evaluating a new reserve report provided by the operator indicating lower reserves and resources, the operator’s decision to suspend operations and put the mine on care and maintenance due to declining nickel prices and certain other financial indicators regarding the operator’s financial condition. The Company updated its calculation of the net present value of future cash flows based upon the new reserve report using a range of nickel prices from $3.50 per pound ($1.00 below the current nickel price at December 31, 2008) to $7.15 per pound (our assessment of analysts median long-term estimate for nickel prices). Considering a range of discounts rate from 6.0% to 10.0%, it was determined that the value of the investment in Avebury was $6.0 million. Significant changes in the underlying assumptions in management’s cash flow analysis could have a material impact on the Company.

During the year ended December 31, 2008, the Company recorded impairments of royalty interests in mineral properties totaling $6.9 million.

During the year ended December 31, 2007, the Company impaired royalties on five diamond exploration properties (Jubilee, Bear, Peregrine, Jewel and Repulse Bay) totaling $1,418,000 due to the operators’ actual or stated intent to drop these properties. The Company also recorded a partial impairment of the Yaloginda property in Western Australia of $724,000 after concluding that the payable ounces on the project were less than originally estimated.

(12)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

As of December 31, 2008, the market price for nickel and copper in concentrates, the primary commodities generated from the Voisey’s Bay mine, the Company’s largest royalty interest, had decreased significantly from 2007. This decrease in realized nickel and copper prices prompted the Company to evaluate its investment in Voisey’s Bay. The Company updated its calculation of the future cash flows using a variety of nickel prices ranging from $3.50 per pound ($1.00 below the current nickel price at December 31, 2008) to $7.15 per pound (our assessment of analysts median long-term estimate for nickel prices). The Company’s cash flow analysis considered public information on proven and probable reserves as well as resources relating to the Voisey’s Bay property. In all scenarios, the net present value of the future cash flows was greater than the net book value of the Company’s investment in Voisey’s Bay as of December 31, 2008.

As of December 31, 2008, the Company evaluated its investment in Meekatharra – Yaloginda due to the operator of the mine, Mercator Gold Plc (“Mercator”), being placed in voluntary administration during the fourth quarter of 2008. Mercator is currently operating under a Deed of Arrangement. The Company considered all public information available and has determined no impairment is necessary as of December 31, 2008.

4	Investments

Investments as of December 31, 2008 and 2007 consisted of:

		December 31,

	2008	2007
	$ $

Preferred Rocks of Genoa Holding Company, LLC	6,053	6,053
Investment in New Horizon Uranium Corporation	15	1,052
Other	139	139

	6,207	7,244

Preferred Rocks of Genoa Holding Company, LLC (“Genoa”)

On February 22, 2007, the Company announced that it had entered into an agreement to acquire a royalty on the Legacy Sand Project (“Legacy”) in Nance County, Nebraska for $12.0 million in cash. The Royalty was styled as a production payment in its primary term, changing to a percentage of sales basis after 12 years. Legacy is a new operation which intends to produce a range of high-quality industrial sand products.

During 2007, the Company restructured its interest in Legacy, originally a fixed royalty of $4.75 per ton on the first 500,000 tons produced annually for a period of 12 years and a 2% gross royalty thereafter, as well as a security interest in the sand lease. On December 24, 2007, the Company and the Buyer completed the following restructuring of its interest in Legacy:

(13)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The Company received the following:

o	$6.0 million in cash,

o	a membership interest in Genoa paying a 10% preferred return on a deemed $8.0 million investment, including return of all capital before distribution of any cash to the Manager, and

o	a residual net profits interest of 5.25% in the restructured Legacy project.

Any cash received on the deemed investment will be paid only to the extent of excess available funds.

The Company will not be required to contribute any additional capital to Genoa, such as for construction cost overruns, and will experience no dilution of its net profits interest.

The Company’s investment in Genoa has been classified as available-for-sale, and accordingly was initially recorded at its fair market value, which approximated cost. There is no quoted market price in an active market for the investment in Genoa, and accordingly, this investment was measured at cost.

As of December 31, 2008, the market price and demand for frac sand and other products had decreased significantly during 2008. This decrease prompted the Company to assess an impairment analysis on its investment in Legacy. Due to the lack of a quoted market price, the Company updated its calculation of the net present value of the future cash flows based on discussions with management of Genoa and using a variety of commodity prices (from $60.00 per tonne to $90.00 per tonne), production rates and discount rates (from 6.0% to 12.0%) . In its cash flow model, the Company assumed that the projected production rates would allow Genoa to refinance its current debt to a lower interest rate upon maturity in 2012. In all scenarios, the net present value of the future cash flows was greater than the net book value of the Company’s investment in Genoa as of December 31, 2008. Changes in the underlying assumptions could be material to the Company.

New Horizon Uranium Corporation

In October 2005, the Company agreed to loan $200,000 to New Horizon Uranium Corporation (“NHU”), and since that time has provided financial and management services to NHU to assist NHU in the financing of its operations. In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of Uranium by NHU. On April 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture Exchange (now New Horizon Uranium Corporation). Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company. This transaction was recorded as a gain on the Company’s books in the second quarter of 2007 in the amount of the initial value of the shares of $849,000 as of April 12, 2007 and is included in other revenue in the consolidated statements of operations.

In November 2008, the Company elected to return 215,000 shares of NHU in exchange for no consideration. The fair market value of the shares were approximately $4,000 and has been included in as an impairment of investments in the consolidated statement of operations.

The investment in NHU has been classified as available-for-sale and accordingly was initially recorded at fair market value. From April 12, 2008 through December 31, 2008, the Company recorded the unrealized gain (loss) on the investment as other comprehensive income (loss), net of income taxes. On December 31, 2008, the Company determined that the decline in fair market value of the investment in NHU was other than temporary and the accumulated other comprehensive loss of $833,000 was recognized as an impairment of investments in the consolidated statement of operations. Future changes to the fair market value of the Company’s investment in NHU will be recorded as other comprehensive income, net of taxes, unless the decline is determined to be other than temporary.

(14)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

5	Other long-term assets

Other assets as of December 31, 2008 and 2007 consisted of:

		December 31,

	2008	2007
	$	$

Acquisition costs related to the Australian royalties acquired from Rio Tinto (note 3)	-	17,058
Advances to CFT Capital Limited	1,944	337
Deferred amounts directly relating to potential acquisition	832	-
Deferred amounts relating to pending royalty acquisitions (note 3)	854	835
Note receivable - South American Metals, net of allowance	-	810
Other	9	147

	3,639	19,187

Advances to CFT Capital Limited (“CFT”) represent gross amounts of $2.1 million loaned to CFT, an unrelated third party, for a potential acquisition of McWatters Mining, Inc. (“McWatters”). Upon closing of the transaction, these advances are repayable over five years with interest at 1.0%. The Company has determined costs relating the McWatters transaction are direct and incremental in nature. The Company has established the fair value of the advances and determined the difference between the net present value of advances and the gross amount as a deferred cost relating to McWatters.

During the year ended December 31, 2008, the Company determined collection of the note receivable from South American Metals was uncertain and elected to provide for impairment of its investment of $839,000.

6	Revolving Credit Facility

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20 million. This amount was increased to $40 million on May 17, 2007. The Revolving Facility is used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

(15)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers’ acceptances, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The rate on the outstanding borrowings as of December 31, 2008 was 2.33% . The Company pays a standby fee of 1% per annum on the undrawn amount of the Revolving Facility.

During 2008, the Revolving Facility was extended for an additional year and matures January 8, 2010.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

7	Senior Secured Debentures

On February 22, 2005, the Company completed a Unit Offering for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31. Interest paid by the Company for the years ended December 31, 2008, 2007 and 2006 was approximately $1,616,000, $1,479,000 and $1,455,000, respectively.

The proceeds received from the Debentures were reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance are as follows:

	December 31, 2008		December 31, 2007
	CA$	US$	CA$	US$
Senior Secured Debentures payable	30,000	24,549	30,000	30,582
Unaccreted discount	(2,655)	(2,157)	(3,667)	(2,979)
Unaccreted financing charges (note 2)	(898)	(730)	(1,240)	(1,008)
	26,447	21,662	25,093	26,595

The Company’s contractual obligation for future principal payments is one lump sum payment of $24,549,000 to be made on February 22, 2011. The obligation is denominated in CA$. The Debentures as of December 31, 2008 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$0.8183, the exchange rate as of December 31, 2008. The Debentures as of December 31, 2007 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$1.0194, the exchange rate as of December 31, 2007.

(16)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Foreign Currency Contract

On November 25, 2008, the Company entered into an agreement with a bank to fix the exchange rate to repay the principal balance of the Senior Secured Debentures at CA$1.00 to US$0.834725, based on the settlement of February 22, 2011. The fair value of the derivative as of December 31, 2008 is $493,000.

The foreign currency contract liability is a derivative and thus, has been classified as “held-for-trading” and was recorded at fair value on the date of acquisition and then marked-to-market at the balance sheet date. The change in fair value of the foreign currency contract liability has been recognized as an unrealized loss on fair market value of foreign currency contract on the consolidated statements of operations.

8	Income taxes

During 2007, the Canadian Federal government enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011. On December 14, 2007, the Canadian Federal government enacted additional legislation that incrementally lowers the Federal income tax rate from the current rate of 21% to 15% on January 1, 2012. As a result of these changes, the Company has reflected its future tax liabilities at the new enacted rates, resulting in the realization of a future income tax recovery of $7,042,000 during the year ended December 31, 2007.

Effective April 1, 2006 the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0% . In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% on January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010. As a result of these changes, and the Company’s permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new enacted rates, resulting in the realization of a future income tax recovery of $9,707,000 during the year ended December 31, 2006.

On November 10, 2008, the Canadian Department of Finance released draft legislation amending section 261 of the Income Tax Act, which provides new tax calculating currency rules that taxpayers must use when determining their Canadian tax results. These new currency rules allow the Company to prepare its corporate tax return using US dollars instead of translating the annual activity into Canadian dollars. As of December 31, 2008, the draft legislation has not been finalized; however, the Company expects this legislation to be effective for its 2008 tax returns. Management is currently assessing the impact of this legislation on the Company.

The Canadian Department of Finance allows a tax loss to be carried forward for a period of seven years if it arose in a tax year ending before March 23, 2004; ten years if it arose in a tax year ending after March 22, 2004 and before 2006; and twenty years if it arose in a tax year ending after 2005.

(17)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 29.50% (32.12% in 2007 and 2006) to earnings before income taxes as follows:

		Year ended December 31,

	2008	2007	2006
	$	$	$

Earnings before income taxes	4,166	9,664	2,622

Expected income tax expense (recovery)	1,229	3,104	842
Tax effect of:
Change in income tax rates	162	(7,042)	(9,707)
Stock-based compensation	405	435	308
Expiration of unexercised warrants	189	-	-
Impairment of long-term assets	124	-	-
Non-deductible royalty taxes	(101)	-	-
Foreign accrual property income	45	-	-
Foreign currency	(1,491)	1,993	(113)
Other	468	(59)	(386)

	1,030	(1,569)	(9,056)

At December 31, 2008, the Company has unused Canadian net operating losses of approximately $49,568,000, which expire as follows:

$

2010	565
2011	-
2012	-
2013	-
2014	891
2015 and thereafter	48,112

The Company has recorded a future income tax liability as a component of the cost of the Archean acquisition (Voisey’s Bay Royalty) and the Hunter Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. Recording of the future income tax liability has been offset by a corresponding recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering. Future tax (assets) liabilities include the following components:

(18)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

		December 31,

	2008	2007
	$ $

Royalty interests in mineral properties	56,663	57,553
Deferred income	4,141	4,850
Share issue costs	(1,975)	(2,805)
Deferred gain on Legacy transaction (note 4)	(783)	(783)
Net operating loss carry-forward	(13,594)	(8,245)
Other	237	(68)

	44,689	50,502

9	Shareholders’ equity

Activity in Common Shares was as follows:

	2008		2007		2006
	Shares	Amount	Shares	Amount	Shares	Amount
		$		$		$

Outstanding - Beginning of year	78,476,856	275,450	58,008,448	166,173	57,027,568	164,176

Shares issued in connection with the unit offering (net of issuance costs)	-	-	8,334,000	34,831	-	-
Shares issued in connection with the offering (net of issuance costs)	-	-	10,400,000	67,246	-	-
Exercise of warrants issued in connection with unit offering	-	-	751,630	4,710	-	-
Exercise of financing warrants	-	-	469,042	1,207	75,858	202
Exercise of compensation warrants	-	-	89,736	68	-	-
Shares issued into escrow (note 5)	-	-	-	-	-	-
Exercise of Williams mine warrants	-	-	384,000	988	566,000	1,518
Exercise of stock options	3,500	14	40,000	227	-	-
Other activity	-	-	-	-	339,022	277

Balance - End of year	78,480,356	275,464	78,476,856	275,450	58,008,448	166,173

(19)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Activity in accumulated other comprehensive income was as follows:

(in thousands of US$)	Amount
Balance at December 31, 2007	$173
Other comprehensive loss, net of tax benefit of $30	(173)
Balance at December 31, 2008	$-

A summary of accumulated other comprehensive income and retained earnings was as follows:

	December 31,	December 31,
	2008	2007

Beginning balance	$173	$-
Unrealized gains (losses) on available-for-sale investments	(203)	203
Future tax effect on unrealized gains	30	(30)
Total accumulated other comprehensive income (loss)	-	173
Retained earnings	11,920	11,531

Ending blanace	$11,920	$11,704

Offerings

On February 12, 2007 (the “Closing Date”), the Company completed a unit offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per Unit. Each Unit was comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants was subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company, after agents’ commission and expenses of the offering was CA$42,118,000, or $35,659,000. The Company has allocated the net proceeds of the offering between the Common Shares and the Warrants based upon their relative fair values on the Closing Date. The fair value of the warrants were determined using the Black-Scholes Option Pricing Model, with an assumed risk free interest rate of 4.0% and expected price volatility of the Company’s Common Shares of 38%.

On November 5, 2007, the Company completed an offering of 10,400,000 common shares of the Company (including an underwriter over-allotment of 400,000 Common Shares) at a price of CA$6.30 per share. Net proceeds to the Company, after agent’s commissions and estimated expenses of the offering were CA$61,664,000, or $66,017,000.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Unit Offering Warrants

In connection with the offering completed on February 12, 2007 (the “Closing Date”), the Company issued 4,167,000 warrants (“Warrants”) to purchase common shares of the Company at a price of CA$6.50 per Warrant for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.50 for 20 consecutive trading days. During 2007, the Company received net proceeds of $4,654,767 from the exercise of 751,630 Warrants.

On August 12, 2008, 3,415,370 warrants to purchase common shares, valued at approximately $1.3 million, expired unexercised. As of December 31, 2008, the Company recognized a current tax expense totalling $189,000 related to the expiration of these warrants.

As of December 31, 2008, the Company has no outstanding warrants.

Stock options

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the “Plan”) pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the Board of Director’s discretion. The exercise price and vesting period of any option granted is fixed by the Board of Directors of the Company when such option is granted. The plan was updated and approved by the shareholders in May 2008.

All options are non-transferable. The term of the options is at the discretion of the Board of Directors, but may not exceed 10 years from the grant date. The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the option holder ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company’s share capital. The aggregate number of Common Shares in respect of which options have been granted and remain outstanding under the Plan shall not at any time exceed 10% of the then issued and outstanding Common Shares, or exceed 5% of such amount to any one optionee.

During 2008, the Company received proceeds from the exercise of 3,500 stock options totalling $14,000. During 2007, the Company received proceeds from the exercise of 40,000 stock options totalling $162,000.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The following table presents the composition of options outstanding and exercisable as of December 31:

	2008		2007
	Options	Price*	Options	Price*

Outstanding, beginning of year	5,574,000	4.47	5,102,000	4.31
Granted	625,000	2.29	562,000	5.81
Forfeited/cancelled	-	-	(50,000)	4.46
Exercised	(3,500)	3.75	(40,000)	3.75

Outstanding, end of year	6,195,500	4.24	5,574,000	4.47

* Price reflects the weighted average exercise price in Canadian dollars.

The Company uses the fair value based method of accounting for all stock-based compensation awards using the Black-Scholes Option Pricing Model. The Company recognized stock-based compensation expense of $1,371,000 in 2008, $1,355,000 in 2007 and $960,000 in 2006 which is recorded in general and administrative expense.

		December 31,

	2008	2007

Valuation assumptions:
Risk free interest rate	3.8%	4.5%
Expected dividend yield	1.0%	.5%
Expected price volatility of the Company’s Common Shares	49%	44%
Expected life of the option	3.5 years	3.5 years

Options granted	625,000	562,000
Weighted average exercise price	CA$2.29	CA$5.81
Vesting period	3 years	3 years
Weighted average fair value per stock option	$0.77	$2.22

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The following summarizes stock options outstanding as of December 31, 2008:

Exercise price	Number	Remaining	Number
CA$	outstanding	contractual life	exercisable

1.50	500,000	4.9 years	-
3.67	50,000	1.5 years	50,000
3.75	974,500	1.9 years	974,500
3.97	100,000	1.3 years	100,000
4.27	50,000	2.7 years	33,333
4.30	2,510,000	1.1 years	2,510,000
4.80	300,000	1.2 years	300,000
4.80	1,024,000	2.9 years	682,667
5.24	100,000	4.2 years	-
5.81	562,000	3.9 years	187,333
6.25	25,000	4.2 years	-

	6,195,500		4,837,833

10	Related party transactions

Effective January 31, 2008, an officer and director of the Company (the “Officer”) resigned his employment and stepped down from the Board of Directors in order to pursue other business opportunities. The Officer was retained as a consultant to the Company through 2008. As part of his resignation agreement, the officer guaranteed the repayment of a promissory note from South American Metals (note 5). In September 2008, the Company determined collection of the note receivable from South American Metals was uncertain and has provided for impairment of its investment of $839,000. ($810,000 at December 31, 2007). The Company is currently pursuing collection of the advances.

There were no amounts due from or to related parties at December 31, 2008 and 2007.

11	Financial instruments

Fair value

Effective January 1, 2007, all financial instruments have been classified into one of five categories: held-for- trading assets or liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Held-for-trading financial instruments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in accumulated other comprehensive income until the instruments are derecognized or impaired. Loans and receivable, investments held-to-maturity and other financial liabilities are measured at amortized cost using the effective interest method.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The Company’s cash and cash equivalents and restricted cash are classified as held-for-trading, royalties receivable have been classified as loans and receivables and accounts payable and accrued liabilities have been classified as other financial liabilities.

The Company’s investment in Genoa has been classified as available-for-sale, and accordingly was initially recorded at its fair market value. There is no quoted market price in an active market for the investment in Genoa, and accordingly, this investment is measured at cost. The investment in New Horizon Uranium Corporation has been classified as available-for-sale and has been recorded at fair market value.

The Senior Secured Debentures and the Revolving Credit Facility have been classified as loans and receivables and have been recorded at amortized cost. The fair value of the Senior Secured Debentures as of December 31, 2008 and 2007 was approximately $22,400,000 and $28,400,000, respectively.

The foreign currency contract has been classified as held-for-trading and has been recorded at its fair value.

Interest expense
Details of interest expense were as follows:
(in thousands of US$)		December 31,
	2008	2007	2006
Accretion of debenture discount and financing charges	$1,100	$984	$880
Cash interest expense	1,662	1,805	1,458
Commitment and standby fees	393	961	-
	$3,155	$3,750	$2,338

12	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Canadian generally accepted accounting principles (Canadian GAAP) varies in certain significant respects from the principles and practices generally accepted in the United States (US GAAP). As required by the United States Securities and Exchange Commission (the “SEC”), the effect of these principal differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Adjustments to the statement of operations are as follows:

		Year ended December 31,

	2008	2007	2006
Expressed in thousands of U.S. dollars, except per share amounts	$	$	$

Earnings for the year under Canadian GAAP	3,136	11,233	11,678
Derivative mark-to-market adjustments (a)	400	201	(2,907)

Earnings for the year under US GAAP	3,536	11,434	8,771

Earnings per common share
Basic	0.05	0.17	0.15
Diluted	0.04	0.16	0.15

Adjustments to the balance sheet:

		December 31,
	2008	2007
Expressed in thousands of U.S. dollars	$ $
Total liabilities reported under Canadian GAAP	79,290	88,803
Derivative for share purchase warrants (a)	-	400
Total liabilities reported under US GAAP	79,290	89,203
Shareholders’ Equity reported under Canadian GAAP	297,280	295,679
Derivative for share purchase warrants (a)	-	(400)
Shareholders’ Equity reported under US GAAP	297,280	295,279

a)	Share purchase warrants

As disclosed under recent accounting pronouncements below, EITF 07-5 provides guidance of the U.S. GAAP accounting for the Company's warrants. The Company had recorded a liability of $400,000 in 2007 relating to outstanding warrants, which reversed in the current year as the warrants expired unexercised.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The Company used the Black-Scholes Option Pricing Model to determine the fair value of the warrants with the following assumptions:

		December 31,

	2008	2007

Risk free interest rate	n/a	3.8%
Expected dividend yield	n/a	.5%
Expected price volatility of the Company’s Common Shares	n/a	44%
Expected remaining life of the warrants	n/a	0.6 years

During 2008, all outstanding warrants expired unexercised.

The Financial Accounting Standards Board ("FASB") has initiated a project to determine the accounting treatment for convertible debt with elements of foreign currency risk. This project is expected to provide further US GAAP guidance in respect of accounting for share purchase warrants.

b)	Recent accounting pronouncements

U.S. GAAP Standards

In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The Company does expect the implementation of this standard to have a material impact on its consolidated financial position and results of operations.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The implementation of this statement did not have a material impact on our consolidated financial position and results of operations.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company beginning on January 1, 2009. The Company does expect the adoption of this statement to have a material impact on its consolidated financial statements.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations,” (“SFAS 141R”), which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under SFAS 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. SFAS 141R also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. SFAS No. 141R is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. The Company does expect the adoption of this statement to have a material impact on its consolidated financial position and results of operations.

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS No. 160 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The Company does expect the adoption of this statement to have a material impact on its consolidated financial position and results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. It is applicable whenever another standard requires or permits assets or liabilities to be measured at fair value, but it does not expand the use of fair value to any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB Staff issued FASB Staff Position FAS 157-2 ("FAS 157-2") which defers the effective date of FAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008, for items within the scope of FSP 157-2. The Company does expect the adoption of this statement to have a material impact on its consolidated financial position and results of operations.

13	Segment information

The Company operates in one industry segment, with all revenue from mineral royalties.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

14	Supplemental cash flow information

		December 31,
	2008	2007	2006
	$	$	$
Cash paid for interest	2,067	2,766	1,458
Cash paid for taxes	7,426	-	-

During the year ended December 31, 2008, the Company transferred $17,123 from other assets to royalty interest in mineral properties upon completion of the second closing of the Rio Tinto Australian Royalty Interests (note 3).

During the year ended December 31, 2008, the Company transferred $788 from restricted cash to other assets.

During the year ended December 31, 2007, the Company transferred $6,035 from royalty interest in mineral properties to investments upon completion of the restructuring of its interest in Legacy (note 4).

Cash and cash equivalents as of December 31 consists of the following:

	2008	2007
	$	$

Cash in bank	644	776
Short-term deposits	2,800	11,966

	3,444	12,742

The effective interest rate on short-term deposits was 0.4% and has an average maturity of 7 days.

15	Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its royalty interests in mineral properties portfolio, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity, Senior Secured Debentures, revolving credit facility and investments.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Total capital as of December 31, 2008 is as follows:

Stockholders’ equity	$297,280
Senior Secured Debentures	21,662
Revolving credit facility	3,000
Cash and cash equivalents	(3,444)

318,498

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budget is approved by the Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its business development plans and operations through its current operating period.

The Company maintains a Revolving Credit Facility in order to provide additional liquidity. The Revolving Credit Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. Pursuant to the Revolving Credit Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement. The Company is also required to maintain certain financial ratios (such as gross debt ratio, interest coverage ratio, Debt to Voisey’s Bay revenue ratio and a Adjusted Indebtedness to Paid-Up Capital ratio) as well as a minimum tangible net worth. The Company was in compliance with all required financial ratios as of December 31, 2008 and 2007.

16	Management of financial risk

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company owns royalty interests on mineral properties in various countries throughout the world and revenues and expenses are incurred in foreign currencies such as Canadian dollars, Australian dollars and Euros. A significant change in currency exchange rates could have a significant impact on the Company’s results of operations, financial position or cash flows. Bank accounts are maintained in the local currency of several countries in order to minimize the impact of exchange rate fluctuations. As of December 31, 2008, the Company has U.S dollar cash and cash equivalents in the United States, Canada and Australia of $2,887,000, $35,000 and $521,000, respectively.

The Company’s Senior Secured Debentures are denominated in Canadian dollars which exposes the Company to fluctuations in foreign currency rates. On November 25, 2008, the Company entered into an agreement with a bank to fix the exchange rate to repay the principal balance of the Senior Secured Debentures at CA$1.00 to US$0.834725. The Company has recorded the difference in the value of the Debentures at December 31, 2008 using the contract exchange rate at February 22, 2011 (the date of settlement) and the value of the Debentures at the December 31, 2008 forward rate totalling $493,000 as a derivative loss. The foreign currency contract liability is a derivative and thus, has been classified as “held-for-trading” and was recorded at fair value on the date of acquisition and then marked-to-market at the balance sheet date. The change in fair value of the foreign currency contract liability has been recognized as an unrealized loss on fair market value of foreign currency contract on the consolidated statements of operations.

On November 10, 2008, the Canadian Department of Finance released draft legislation amending section 261 of the Income Tax Act, which provides new tax calculating currency rules that taxpayers must use when determining their Canadian tax results. These new currency rules allow the Company to prepare its corporate tax return using US dollars instead of translating the annual activity into Canadian dollars. As of December 31, 2008, the draft legislation has not been finalized; however, the Company expects this legislation to be effective for its 2008 tax returns. If finalized, the Company will no longer need to complete the translation of its activity from US dollars to Canadian dollars.

Credit risk

Credit risk is the risk that a contracting party will not complete its obligations under a financial instrument and cause the Company to incur a financial loss.

The Company’s cash and cash equivalents are held through large financial institutions with no known liquidity problems.

The Company’s royalties receivable consist primarily of royalty payments due in accordance with contract agreements with large international mining companies. The Company continually monitors the public filings and websites in order to assess the financial position of the mining companies. In the current market and credit environment, management believes that all of its royalty payments are collectible.

Advances to CFT consist of amounts advanced to an unrelated third party in connection with the potential acquisition of all of a company. These advances will be repaid in five annual instalments with interest at 1.0% upon the closing of the transaction. If the transaction is not completed, the Company expects to receive repayment of the advances upon the sale of CFT for which offers have already been made. The Company believes the credit risk associated with the advances to CFT is low as these amounts will be realized upon completion of the McWatters acquisition.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 15 to the consolidated financial statements.

Accounts payable and accrued liabilities are due within the current operating period.

The Company’s Senior Secured Debentures are due in one lump sum payment on February 22, 2011.

The Company’s Revolving Credit Facility is due in monthly instalments of interest only with the principal balance due on January 8, 2010. The Company periodically borrows funds to take advantage of acquisition opportunities or to meet its operating cash flow needs. The Company intends to repay the principal balance as soon as the royalty receivables are collected.

The Company’s foreign currency contract is with a large financial institution with no known liquidity problems.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the investments included in cash and cash equivalents is limited because these investments, although available for sale, are generally held to maturity.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action, if any, to be taken by the Company.

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